RVeldman@prestongates.com
949-623-3535

August 31, 2006

VIA EDGAR

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549

Re:                               Cornerstone Core Properties REIT, Inc.
Registration Statement on Form S-11
File No. 333-121238

Ladies and Gentlemen:

On behalf of Cornerstone Core Properties REIT, Inc. (the “Company”), transmitted concurrently herewith via EDGAR is Post-Effective Amendment No. 3 to the above-referenced Registration Statement.  The Registration Statement was declared effective by the Commission on September 22, 2005 and Post-Effective Amendments Nos. 1 and 2 were declared effective by the Commission on January 6, 2006.

Post-Effective Amendment No. 3 is being filed in accordance with the Company’s undertaking pursuant to paragraph 20.D. of Guide 5 to consolidate into a post-effective amendment the information contained in all sticker supplements filed by the Company pursuant to Rule 424 regarding properties acquired during the last three months.  The Company acquired its first property on June 1, 2006.

In addition, although the Company’s prospectus is not at this time required to be updated pursuant to Section 10(a)(3) of the Securities Act of 1933, the Company has decided to update the financial statements, prior performance tables and certain other information included in the prospectus.  A marked copy of the Registration Statement showing changes from Post-Effective Amendment No. 2 is being filed concurrently herewith.

Please contact me at (949) 623-3535 to discuss any questions or comments you may have concerning this filing.

Sincerely,

/s/ Raymond L. Veldman

Raymond L. Veldman

cc:                                 Terry G. Roussel
Karen N. Winnett, Esq.

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